Exhibit 99.1

GENFIT Announces Publication of Extra-Financial Performance Report 2022

Lille (France); Cambridge, (Massachusetts, United States); Zurich (Switzerland); April 27, 2023- GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced the publication of its Extra-Financial Performance Report 2022.

GENFIT’s Extra-Financial Performance Report in its second edition

Since 2022, GENFIT has been publishing a detailed annual report in response to the increasing interest from institutional investors, individual investors, financial and Corporate Social Responsibility (CSR) analysts, current employees and potential candidates, GENFIT’s strategic and industrial partners and public institutions. The Company is also preparing for the application of new legal requirements in both Europe and the US rendering the disclosure of non-financial reporting mandatory.1 The 2022 report is available on the Company website.

GENFIT’s commitment to CSR

Our commitment is driven, above all, from our determination to act as a socially responsible company.

As a biopharmaceutical company, this commitment goes beyond our core activity whose purpose it is to respond to the societal need of developing innovative, effective and safe therapeutic solutions for patients suffering from rare and severe liver diseases with a high unmet medical need. This is aligned with the third Sustainable Development Goal of the United Nations.

GENFIT believes that there is a correlation between its long-term financial performance and its extra-financial performance in that the societal impact of its research and development programs, as well as the social impact of its activity, its rigorous governance practices (particularly in relation to the demands of the relevant health authorities and financial market regulators) and its low environmental footprint can create meaningful long-term value for patients, healthcare systems, employees and shareholders.

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1 The Corporate Sustainability Reporting Directive in Europe and, in the US The Securities and Exchange Commission published a proposal in 2022 for non-financial reporting to become mandatory for listed companies including Foreign Private Issuers

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Pascal Prigent, Chief Executive Officer of GENFIT, commented:“GENFIT hasalways been sensitive to CSR matters. It makes good ethical sense. Set up in 2021 within the Board of Directors, the ESG Committee ensures that an annual CSR roadmap defines a progress trajectory centered around clear initiatives: implementation of policies, actions and performance indicators in relation to material issues. Since 2021, Jean-Christophe Marcoux, Chief Corporate Affairs Officer and member of the Executive Committee has been overseeing GENFIT’s CSR program.”

An overview of GENFIT’s CSR in 2022 and prospects for 2023

GENFIT’s CSR actions in 2021, its extra-financial performance progression and its transparent communication in 2022 were acknowledged by two independent rating agencies. A bronze medal was awarded by Ethifinance (Gaïa report) and a “Prime” status labelwas granted by ISS. In addition, a social impact investment fund categorized under Article 9 of the European Sustainable Financial Disclosure Regulation (which obtained the “Relance” label in France and is a candidate for the “ISR” label) became shareholder of the company in 2022.

Ever since the Company was created, GENFIT has maintained regular dialogue with its key internal and external stakeholders. Such dialogue will be pursued in 2023, through a formal materiality assessment. Beyond 2023, such dialogue will enable the Company to regularly reassess its objectives and progress.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D pipeline covers six therapeutic areas via six programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD), organic acidemia disorder (OAD) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

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FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s extra-financial performance and research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, exchange rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29, 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022 and the 2022 Half-Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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